Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153


[Slide 1] - USX - U. S. Steel Group 2001 Investor Conference, August 6-7, 2001; John H. Goodish, U. S. Steel Kosice

[Slide 2] - Map of Slovakia - the heart of Central Europe with inset of Bratislava/Kosice and picture of a lake with mountains in the background

[Slide 3] - U. S. Steel Kosice - picture of steel plant

[Slide 4] - split pictures of Continuous Caster; 5-Stand Mill; and Radiator
Plant

[Slide 5] - Examples of U. S. Steel Corporation Customers Operating in Marketing Region - map of Central Europe with 375 mile radius circled and names of customers inserted (i.e., Ford, GM, Tower Automotive, VW Group, Magna, GM, Van Leer, Whirlpool, A. O. Smith, Butler Mfg., Emerson, Frigadaire, Trinity Ind.)

[Slide 6] - Pictures of various U. S. Steel Kosice products (coil, floor product, etc.)

[Slide 7] - Elevation to Tier I Steel Company - Pictures of three USS Tier 1 steel plants: Gary Works, Mon Valley Works, and Fairfield Works and picture of USS Tier II steel plant: U. S. Steel Kosice

[Slide 8] - Communication Techniques - A first priority was to communicate our business goals and plans; Meeting with ALL employees; Listen as well as speak

[Slide 9] - Business Code of Conduct Policy - Code of Ethical Business Conduct; Telephone "hot-line"; Disclose all conflicts of interest (inset picture of Code of Ethical Business Conduct booklet)

[Slide 10] - Picture of Galvanizing Line and picture of Electrolytic Tinning
Line

[Slide 11] - Capital Spending Plan 2000-2009 Summary - pie chart showing 61% Value-Added, 26% Infrastructure and 13% Environmental

[Slide 12] - Cost Reductions - Plan to reduce cost per ton by $20; Not by slashing manpower, but by increasing our technical and managerial efficiency

[Slide 13] - Environmental Performance - Goal: Compliance with EU Standards; Install dedusting systems at sinter plant, steel shops, coke plants; Complete dry and wet waste treating facilities; Reduce sulphur emissions

[Slide 14] - Critical Business Drivers - Safety; Environmental Compliance; Cost of Manufacturing; Productivity of Operations; Customer Service; Product Quality

[Slide 15] - Picture of employee at controls in Hot Rolling Mill; picture of employee inspecting coil; picture of employee at controls in Cold Rolling Mill

[Slide 16] - Transfer of USS Know-How and Expertise - 1. U. S. Steel: Supply discipline-specific consultants; Hosts U. S. Steel Kosice employees in training programs in United States and 2. Experiences in all areas of steel business

[Slide 17] - Cooperative Effort with Government - 1. Slovakia is currently dealing with many significant challenges and 2. Government: Very supportive of
U. S. Steel's entry into Slovakia; Helped us deal with tax, legal, labor and banking issues

[Slide 18] - Picture of U. S. Steel Kosice steel plant